

Chris Dykes · 3rd

Co-Founder/CEO at Clear Blue Design, LLC

Baton Rouge, Louisiana, United States · Contact info

500+ connections

Message More

Clear Blue Design

Louisiana State University

Experience

Co-Founder/CEO
Clear Blue Design
Jul 2014 – Present · 7 yrs
Baton Rouge, Louisiana Area

Co Founder/CEO
Freebird Interactive, LLC
Sep 2015 – Present · 5 yrs 10 mos
Baton Rouge, LA

Freebird is the only solution for people to anonymously share ideas, vet them, weed out the bad and push the good toward completion.
www.liberateyourideas.com

Chief Information Officer
Louisiana Department of Health and Hospitals
Oct 2012 – Jul 2014 · 1 yr 10 mos

Director of Medicaid Technical Services Contract
University of New Orleans
Jul 2008 – Oct 2012 · 4 yrs 4 mos

University of New Orleans - Medicaid Technical Services Contract
6 yrs 11 mos

- **Database Administration Supervisor**
  Jul 2005 – Jul 2008 · 3 yrs 1 mo
- **Software Developer/Database Administrator**
  Sep 2001 – Jul 2005 · 3 yrs 11 mos

Education

Louisiana State University
Bachelors, Information Systems and Decision Sciences
1997 – 2001

Skills & endorsements

Program Management · 38

Endorsed by Edward Driesse and 1 other who is highly skilled at this

Endorsed by 8 of Chris' colleagues at University of New Orleans

IT Management · 38

Endorsed by Edward Driesse, who is highly skilled at this

Endorsed by 10 of Chris' colleagues at University of New Orleans

Disaster Recovery · 37

Endorsed by Jon Davis, who is highly skilled at this

Endorsed by 8 of Chris' colleagues at University of New Orleans

Show more